

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2012

Via E-mail
Francis Chiew
Chief Executive Officer
I-Level Media Group Incorporated
306-1110 Hamilton Street
Vancouver, British Columbia V6B 2S2

   Re: I-Level Media Group Incorporated
     Preliminary Information Statement on Schedule 14C
     Filed August 3, 2011
     File No. 000-52069

Dear Mr. Chiew:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Larry Spirgel

         Larry Spirgel
         Assistant Director

cc: Via E-mail
   Daniel D. Dex, Esq.
   McMillan LLP